Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATION INTO
FOREIGN CORPORATION

Pursuant to Title 8, Section 252 of the Delaware General Corporation Law, the undersigned surviving corporation executed the following Certificate of Merger:

FIRST: The name of each constituent corporation is BitFuFu Inc., a Cayman Islands exempted company, and Arisz Acquisition Corp., a Delaware corporation.

SECOND: The Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations pursuant to Title 8, Section 252.

THIRD: The name of the surviving corporation is BitFuFu Inc., a Cayman Islands exempted company.

FOURTH: The Memorandum and Articles of Association of the surviving corporation shall be its Memorandum and Articles of Association.

FIFTH: The merger is to become effective at 4:01PM on February 29, 2024.

SIXTH: The Agreement and Plan of Merger is on file at 111 North Bridge Road, #15-01

Peninsula Plaza, Singapore 179098, the place of business of the surviving corporation.

SEVENTH: A copy of the Agreement and Plan of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

EIGHT: The surviving corporation agrees that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of the surviving corporation arising from this merger, including any suit or other proceeding to enforce the rights of any stockholders as determined in appraisal proceedings pursuant to the provisions of Section 262 of the Delaware General Corporation laws, and irrevocably appoints the Secretary of State of Delaware as its agent to accept services of process in any such suit or proceeding. The Secretary of State shall mail any such process to the surviving corporation at 111 North Bridge Road, #15-01 Peninsula Plaza, Singapore 179098.

By:
Authorized Officer
Name:
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